

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Matthew Gline
Chief Executive Officer
Roivant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. James Square
London SW1Y4LB
United Kingdom

> **Re: Roivant Sciences Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 22, 2021**
> **File No. 333-256165**

Dear Mr. Gline:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Material United States Tax Considerations, page 135

1. We note your response to comment 2 and your amended disclosure on page 139 that "neither MAAC nor Roivant has received or sought, an opinion of counsel that the Merger qualifies as a reorganization, and neither MAAC nor Roivant intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger." Please make clear in the tax opinion itself that counsel is unable to opine on whether the transaction qualifies as as a reorganization for tax purposes and that counsel is unable to opine on whether the company will be treated as a U.S. corporation for U.S. federal

income tax purposes. While we note that the Kirkland & Ellis tax opinion attached as Exhibit 8.3 states that it expresses "no opinion" on these tax issues, it is not clear why it is unable to do this. Please provide an explanation for this inability in the tax opinion itself and discuss the possible alternatives and risks to investors of each tax consequence. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section II.B.1.c. and Section III.A. of Staff Legal Bulletin No. 19.

Material United Kingdom Tax Considerations, page 149

2.   We note your response to comment 4. It appears, however, that the filing still does not set forth counsel's opinion or the basis for such opinion. If counsel is unable to opine, the tax opinion should be revised to clearly state its inability, provide a reason for the inability and discuss the possible alternatives and risks to investors of each tax consequence. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section II.B.1.c. and Section III.A. of Staff Legal Bulletin No. 19.

Summary of MAAC Financial Analysis, page 184

3.   We note your response to comment 6; however, it is still not clear how how you arrived at the $7.3 billion pro forma equity value, especially considering the various valuations detailed on pages 187 to 189. Please revise your disclosure to more specifically explain how you calculated this $7.3 billion valuation.

    You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Celeste Murphy at 202-551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Derek Dostal